Mail Stop 6010

					June 23, 2005


Mr. Jay Sargeant
Chief Executive Officer
EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC
Canada V3N 1B9

Re:	EYI Industries, Inc.
	Registration Statement on Form SB-2
      File No. 333-125344
Filed May 27, 2005

Dear Mr. Sargeant:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The filing was monitored solely with respect to compliance with the staff`s outstanding comments to you dated January 12, 2005. No further review of the above-described registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments, unless otherwise specified, pertain to your responses to our previous comment letter, dated January 12,
2005, regarding your registration statement on Form SB-2, File
Number
333-119106 (withdrawn April 26, 2005). As stated in our recent letter of June 8, 2005, these comments remain outstanding and must be resolved before we will be in a position to declare your current registration statement effective.

2. Along with your next response letter, please provide us with a marked copy of the amended Form SB-2 that clearly evidences the revisions you have made to the registration statement. In addition, it will assist us greatly in our review if you specifically indicate in your future responses how you have revised the registration statement in response to our comments and where precisely such revisions appear in the amended SB-2. Please include page number references. We note that responses such as "We have made the revisions requested" and "We have added the disclosure requested" can make it difficult for the staff to locate changes in the revised disclosure.

3. We note your response to comment 8.  Once again, however, you have
provided no analysis that would support your conclusion that neither
Yorkville Advisors nor Mr. Angelo are statutory underwriters.
Therefore, we reissue comment 8 in its entirety.   It appears that
Yorkville Advisors and Mr. Angelo are statutory underwriters and should be named as underwriters in the prospectus. They are both directly or indirectly participating in the distribution of the securities in the financing transaction. Please provide your legal analysis why this is not the case or revise the prospectus accordingly. Note that conclusory statements about the statutory underwriter status of Yorkville Advisors and Mr. Angelo are not acceptable, nor is your reliance on Aqua Wellington North America Equities Fund, Ltd. (Oct. 11, 2001) without adequate legal analysis.

4. We note your response to comment 16 and the associated revisions to the registration statement. We reissue the comment in part. You state that you have made the revisions as we requested, but we were unable to find any disclosure responsive to our previous comment except for a reference at the top of page 31 that the Company does not expect any additional costs associated with the expansion of the marketing for Calorad. As requested before, please disclose in the body of the prospectus the total projected costs of the computer system upgrades and genealogy system. For each project, disclose how much of the total costs you expect to incur during the next twelve months. In addition, if you do not anticipate or intend that more than one commercial will be produced during this time, please so state. You should also explain what your genealogy system and Jenkon are.

5. In addition, please elaborate on your plans for the growth and expansion of the Sales Communication Department referenced on page 31.

6. We note your response to comment 17 and the associated revisions to the registration statement. In addition to these changes, to the extent practicable please quantify the "unexpected reduction in IBA retention which has adversely affected [y] our gross revenues." Quantify the loss of IBAs and gross network sales that management believes are directly related to the lowering of commissions paid to your IBAs.

7. We note your response to comment 23 and the associated revisions to the registration statement, but were unable to locate revisions that address our request to elaborate on the amount and nature of the administrative fee assessed.

8. We note your response to comment 24 and the associated revisions to the registration statement. However, the disclosure you have added to the bottom of page 44 regarding Nutri-Diem should also appear in the "Certain Relationships" section, as we requested.

9. We note your response to comment 27.  However, it appears that of
the 2,500 IBA testimonials that you claim in your December 22,
2004
response letter to have accumulated, only 312 of the testimonials are supported by release forms. Most of the testimonials, it seems, are from weekly conference calls as to which you do not maintain a database. If you have no database or record of these approximately 1,800 testimonials, please explain to us how you can be sure of the accuracy of this number.

10. We note your response to comment 28 and the associated revisions to the registration statement. We reissue the comment in part.
Please revise to specify the owners of each of the consignment centers.

11. We note your response to comment 29 and the associated revisions to the registration statement. We reissue the comment in part. Please state in the body of the prospectus whether or not you are currently in compliance with all of the regulations you mention. In addition, we note your statement that you "did declare `some` past issues with the FDA in the SB-2 already." Please disclose all previous FDA issues.

12. We note your response to comment 33 and the associated revisions to the registration statement. We reissue the comment in part.
Please disclose in your "Certain



Relationships" section that the consulting agreement with Flaming
Gorge has been renewed, as you indicated in your December 22, 2004 response letter. Discuss the terms of the renewal and the services to be provided by Flaming Gorge.

Please note, as well, that all relevant disclosure required by Item
404 must appear in your "Certain Relationships" section even if you have disclosed it elsewhere in the prospectus. Please make any changes as necessary to comply with this requirement.


Financial Statements for December 31, 2004

13.  Please provide two years of audited statements of cash flows as
required by Item 310 of Regulation S-B.  Your current filing includes
a short period which does not fulfill the requirement.   Please
file
a cash flow statement for the year ended June 30, 2003 in addition to what you have already included in your current filing.



*        *        *



      As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact at Todd Sherman at (202) 551-3665 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan (202) 551-3623, John Krug at (202 551- 3862, or me at (202) 551-3715 with any other questions.

      Sincerely,



	Jeffrey Riedler
      Assistant Director



cc:	Clayton E. Parker, Esq.
	Kirkpatrick & Lockhart LLP
	201 South Biscayne Blvd., Suite 2000
	Miami, Florida 33131

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Mr. Jay Sargeant
EYI Industries, Inc.
June 23, 2005
Page 1